Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of the press release entitled “PLDT, Smart to launch Clark as country’s first Smart 5G City”.

November 26, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 26, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,665 As of October 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 26, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT      press release

IFC and IFC Emerging Asia Fund to invest US$40 million in PLDT’s Voyager Innovations to promote financial inclusion

Philippines’ leading tech company raises total funding of US$215 million

MANILA, PHILIPPINES – November 26, 2018 - PLDT Inc. (NYSE: PHI PSE: TEL), the leading telecommunications and digital services provider in the Philippines, the International Finance Corporation (IFC), and IFC Emerging Asia Fund, a fund managed by IFC Asset Management Company (AMC), announced today the signing of agreements under which IFC and IFC Emerging Asia Fund will subscribe to a total of US$40 million worth of newly-issued shares in Voyager Innovations for a minority stake.

The investment is expected to help further expand financial inclusion in the country and promote the digital economy through broader use of digital payments. IFC and the IFC Emerging Asia Fund will join KKR and Tencent, which previously announced their investment, as investors in Voyager Innovations.

Voyager Innovations is the Philippines’ leading digital technology company.

“We at PLDT are quite happy to welcome the investment of the International Finance Corporation and the IFC Emerging Asia Fund in Voyager Innovations.  In this undertaking, we are kindred spirits. Through its Global Innovative Retail Payments Program, IFC aims to make financial services much more accessible and affordable to the world’s low-income population by supporting innovative financial services.  That is precisely the goal that PLDT is pursuing through Voyager’s platforms,” said Manuel V. Pangilinan, Chairman and CEO of PLDT and Smart Communications.

Orlando B. Vea, President and CEO of Voyager Innovations, said: “Our mission is to accelerate digital and financial inclusion in the Philippines, so all Filipinos can participate in the digital economy. IFC and IFC Emerging Asia Fund’s investment will enable us to scale up our efforts especially in the digital financial services space.”

Upon the close of the investments of KKR, Tencent, IFC and IFC Emerging Asia Fund which is expected before the end of the year, PLDT’s ownership stake in Voyager Innovations will be less than 50% while still remaining as the single largest shareholder.

With these investments, the total new external funding raised by Voyager Innovations will increase from US$175 million, as announced in October 4, 2018, to US$215 million. The combined investment continues to make this fund raise the largest investment to-date in a Philippine technology company.

Bank of America Merrill Lynch is acting as financial advisor to Voyager Innovations. Latham & Watkins and Picazo Buyco Tan Fider & Santos are acting as legal counsel to PLDT and Voyager Innovations. Goodwin Procter is acting as legal counsel to IFC and IFC Asset Management Company.

ABOUT PLDT
PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups--fixed line and wireless--PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network. PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

ABOUT VOYAGER INNOVATIONS
Voyager Innovations is the leading technology company in the Philippines focused on developing customer-centric emerging market platforms in the areas of digital payments and marketing technologies. For more information, visit www.voyagerinnovation.com.

ABOUT IFC

IFC, a sister organization of the World Bank and member of the World Bank Group, is the largest global development institution focused on the private sector in emerging markets. We work with more than 2,000 businesses worldwide, using our capital, expertise, and influence to create markets and opportunities in the toughest areas of the world. In fiscal year 2018, we delivered more than $23 billion in long-term financing for developing countries, leveraging the power of the private sector to end extreme poverty and boost shared prosperity. For more information, visit www.ifc.org

ABOUT IFC ASSET MANAGEMENT COMPANY

IFC Asset Management Company, LLC, a wholly owned subsidiary of IFC, mobilizes and manages capital to invest in businesses in developing and frontier markets. Created in 2009, AMC provides leading institutional investors with unique access to IFC’s emerging markets investment pipeline and investment expertise, while providing positive development impact in the countries in which it invests. AMC funds’ investors include sovereign wealth funds, pension funds, and development-finance institutions. It has raised approximately $10 billion across 13 investment funds covering equity, debt, and fund-of-fund products. For more information, visit www.ifcamc.org

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios                       Ramon R. Isberto

Tel No: 816-8213                         Tel No: 816-8024                               Tel No: 511-3101

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date:  November 26, 2018